Filed by Southwest Airlines Co.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AirTran Holdings, Inc.

Commission File No.: 1-15991

On December 16, 2010, Southwest Airlines Co. published the December issue of its Finance Department newsletter on SWALife.com. The newsletter included the following article.

WRIGHT’S WRITINGS

The Finance family, like the rest of the world, received some exciting news the morning of September 27! And while the news spread that Southwest Airlines had entered into an agreement to acquire AirTran Holdings, Inc., so has the interest from Employees, Customers, and Shareholders.

In the quest for knowing more, it’s easy to speculate or even at times to be overwhelmed by what we do not know with certainty. We wait to learn when we will receive the necessary approvals to close the deal. We are curious about where we will be expanding our city network. And we await a plan of exactly how the work of integration will occur and what specifically that will look like for the Employees of Southwest and AirTran.

The great news is that we have excellent People working on an integration plan to answer those questions. In the meantime as we wait to learn more, it’s refreshing to ground ourselves in what we do know:

We know who is valued as we plan for the future of Southwest Airlines: the Employees, Customers, and Shareholders of Southwest and AirTran. The deal itself proposes the combination of two Employee-centric, award-winning Customer Service, low-cost and low-fare focused organizations. This shared commitment to Customer Service, efficiency, innovation, low costs, and low fares is positive for our Customers and Shareholders. The objectives of the Integration Planning process are to protect the operations of the Company, learn best practices from each other, boost and enhance Employee Culture, and identify potential opportunities to make the combined AirTran and Southwest the best it can be. All of these objectives are what’s best for our Employee, Customer, and Shareholder groups.

We know what we’re trying to achieve. Both Southwest and AirTran were built on the principle of bringing low fares and competition to underserved and overcharged markets. With joined forces, the potential to spread low fares farther is even greater. We believe there are a host of opportunities to go in and reduce fares creating the famous Southwest Effect of stimulating traffic.

In addition, the deal is expected to accomplish a lot for SWA in terms of growth and an enhanced profit outlook. It will allow what we want for our People in terms of job security and opportunities; for our Shareholders, it boosts our odds of achieving our financial return targets with the potential to create significant revenue synergies.

We know why this makes sense. We’ve heard Gary say that standing still is not an option. The acquisition of AirTran represents a unique opportunity to grow our presence in key markets we don’t yet serve, and takes a significant step towards positioning us for growth in the future. It allows us to create more jobs and career opportunities for our combined Employee groups where those opportunities do not exist otherwise. It allows us to better respond to the economic and competitive challenges of our industry and helps us avoid tough decisions that hold our Employees back.

It also fits perfectly within our strategy for Customer Service. For our Customers, this acquisition means we can offer more low-fare destinations as we extend our network and diversify into new markets. This includes significant opportunities to and from Atlanta, the busiest airport in the U.S. and the largest domestic market we do not serve. It allows us to expand our presence in key markets like New York LaGuardia, Boston Logan, and the Baltimore/Washington D.C. area. It presents the opportunity to extend our service to many smaller domestic cities that we don’t serve today and provides access to key near-international leisure markets in the Caribbean and Mexico–all things we have said we want to do, but needed the right opportunity. This is that opportunity.

We know how we will need to work together. We know the art of integration will require hard work and our Warrior Spirits, accompanied by an openness to change. This is in our DNA–whether from the invention of the 10-Minute Turn or the SAP integration we’ve experienced this past year–we know change takes a positive and willing attitude and stick-to-itiveness. We know that we need to keep our Fun-LUVing Attitudes and the Culture alive. And we can’t forget about our Servant’s Hearts–as we serve our Internal and External Customers. We must support our Teammembers who are stretched by integration work and those stretched by the workload of continuing everyday operations. And we all will be asked to give and earn the respect of our growing Southwest Family.

So as you consider a future with a combined AirTran and Southwest, know that we have the right People working to provide the infrastructure, timeline, and resources to help build a thoughtful plan and to partner with the existing planning process at Southwest Airlines to bring that plan to life, following the legal close of the transaction. Trust that we will continue to communicate along the way. And remember what you do know about the importance to Southwest of being a great place to work, taking care of our People, and nurturing a strong Culture as we embrace this growth opportunity.

LUV,

Laura

THE FINE PRINT

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed acquisition of AirTran Holdings, Inc. (“AirTran”) by Southwest Airlines Co. (“Southwest”) will be submitted to the stockholders of AirTran for their consideration. In connection therewith, Southwest has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that includes a proxy statement of AirTran that also constitutes a prospectus of Southwest. Southwest and AirTran also plan to file other documents with the SEC regarding the proposed transaction. SOUTHWEST URGES INVESTORS AND SECURITY HOLDERS OF AIRTRAN TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about Southwest and AirTran, as such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov/. Copies of the documents filed with the SEC by Southwest are available free of charge on Southwest’s website at http://www.southwest.com/ under the tab “Investor Relations” or by contacting Southwest’s Investor Relations Department at (214) 792-4415. Copies of the documents filed with the SEC by AirTran are available free of charge on AirTran’s website at http://www.airtran.com/ under the tab “Investor Relations” or by contacting AirTran’s Investor Relations Department at (407) 318-5188.

Southwest, AirTran and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of AirTran in connection with the proposed transaction. Information about the directors and executive officers of Southwest is set forth in its proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on April 16, 2010. Information about the directors and executive officers of AirTran is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 2, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the proxy statement/prospectus and other relevant materials filed with the SEC.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on, and include statements about, Southwest’s estimates, expectations, beliefs, intentions, and strategies for the future. Specific forward-looking statement include, without limitation, statements regarding Southwest’s plans, objectives, and expectations with respect to the acquisition of AirTran and the anticipated impact of the acquisition on (i) Southwest’s strategies and goals; (ii) its growth opportunities and competitive position; (iii) its Customer experience, offerings, and benefits; (iv) its ability to respond to economic challenges; (v) its future operations, including network plans and employee matters; and (vi) its financial outlook. These forward-looking statements are based on Southwest’s current intent, beliefs, expectations, and projections and are not guarantees of future performance. These statements involve risks, uncertainties, assumptions, and other factors that are difficult to predict and that could cause actual results to vary materially from those expressed in or indicated by them. Factors include, among others, (i) the possibility that the transaction is delayed or does not close, including due to the inability of Southwest and AirTran to obtain all approvals necessary or the failure of other closing conditions; (ii) Southwest’s ability to successfully integrate AirTran’s business and realize the expected synergies from the transaction; (iii) the impact of the economy on demand for air travel and fluctuations in consumer demand generally for the services to be provided as a result of the transaction; (iv) the impact of fuel prices and economic conditions on Southwest’s business plans and strategies; (v) actions of competitors, including without limitation pricing, scheduling, and capacity decisions, and consolidation and alliance activities; and (vi) the impact of governmental regulations on Southwest’s operations.

Southwest cautions that the foregoing list of factors is not exclusive. Additional information concerning these and other risks is contained in Southwest’s and AirTran’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings. Southwest undertakes no obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereto.